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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                 Amendment No. 2


                             Orion HealthCorp., Inc.

                                (Name of Issuer)

                             Orion HealthCorp., Inc.
                           Brantley Partners IV, L.P.
                       Brantley Venture Partners III, L.P.
                         Brantley Equity Partners, L.P.
                          Brantley Management IV, L.P.
                      Brantley Venture Management III, L.P.
                           Brantley Management V, LLC
                          Pinkas Family Partners, L.P.
                         Phoenix Life Insurance Company
                                Robert P. Pinkas
                                 Paul H. Cascio
                                Terrence L. Bauer

                      (Name of Person(s) Filing Statement)

                Class A Common Stock, par value $0.00l per share
                         (Title of Class of Securities)

                                    68627W109
                      (CUSIP Number of Class of Securities)

            Terrence L. Bauer, President and Chief Executive Officer
                             Orion HealthCorp., Inc.
                              1805 Old Alabama Road
                                    Suite 350
                             Roswell, Georgia 30076
                                 (678) 832-1800
      (Name, Address, and Telephone Numbers of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

                                 With a copy to:

                              Douglas E. Haas, Esq.
                    Benesch Friedlander Coplan & Aronoff LLP
                                  2300 BP Tower
                                200 Public Square
                              Cleveland, Ohio 44114
                                 (216) 363-4602


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This statement is filed in connection with (check the appropriate box):

a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation l4C (ss.ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c)
       (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

b. |_| The filing of a registration statement under the Securities Act of 1933.

c.     |_| A tender offer.

d.     |_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

Check the following box if the filing is a final amendment reporting the results of the transaction: |X|



                            Calculation of Filing Fee

    Transaction Valuation                               Amount of Filing Fee
         $265,314.43                                           $8.15

*Calculated solely for purposes of determining the filing fee. The Transaction Valuation is calculated based on $0.23 per share to be paid for an estimated 1,153,541 shares of Class A Common Stock of the subject company in lieu of fractional shares expected to be created by the Rule 13E-3 transaction. The filing fee was determined by multiplying 0.00003070 by the Transaction Valuation.

Check the box if any part of the fee is offset as provided by ss.240.l-ll(1)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. |X|

Amount Previously Paid:    $8.15          Filing Party: Orion HealthCorp., Inc.,
                                            Brantley Partners IV, L.P.,
                                            Robert P. Pinkas and
                                            Terrence L. Bauer

Form or Registration No.: Schedule 13E-3 (File No. 5-36312)
Date Filed: September 21, 2007

         This Amendment No. 2 amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3") initially filed by Orion HealthCorp, Inc., a Delaware corporation ("Orion"), Brantley Partners IV, L.P., a Delaware limited partnership ("Brantley IV"), Robert P. Pinkas and Terrence L. Bauer on September 21, 2007 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and Rule 13E-3 promulgated thereunder, and filed concurrently with a preliminary proxy statement pursuant to Regulation 14A under the Exchange Act, as amended by Amendment No. 1 to the Schedule 13E-3 filed by Orion, Brantley IV, Brantley Venture Partners III, L.P., a Delaware limited partnership, Brantley Equity Partners, L.P., a Delaware limited partnership, Brantley Management IV, L.P., a Delaware limited partnership, Brantley Venture Management III, L.P., a Delaware limited partnership, Brantley Management V, LLC, a Delaware limited liability company, Pinkas Family Partners, L.P., a Delaware limited partnership, Phoenix Life Insurance Company, a New York corporation, Robert P. Pinkas, Paul H. Cascio and Terrence L. Bauer and filed on November 7, 2007 concurrently with a preliminary proxy statement pursuant to Regulation 14A under the Exchange Act.

         On November 29, 2007, the 1-for-2,500 reverse stock split followed by a 2,500-for-1 forward stock split (after giving effect to the reverse stock split) (collectively, the "Stock Splits") were approved by Orion's stockholders at a special meeting of stockholders of Orion. After such approval by the stockholders of Orion, Orion filed Form 25 with the United States Securities and Exchange Commission (the "SEC") suspending trading of our Class A Common Stock on the American Stock Exchange (the "AMEX"). On December 9, 2007, Orion's Class A Common Stock ceased to be listed on the AMEX and on December 10, 2007, the Fourth Amended and Restated Certificate of Incorporation of Orion was accepted for filing by the State of Delaware affecting the Stock Splits. Also on December 10, 2007, after the Stock Splits were effected, Orion filed a Form 15 with the SEC to terminate the registration of Orion's Class A Common Stock under the federal securities laws.

         All information contained in this Amendment No. 2 should be read in conjunction with the information contained in or incorporated by reference in the Schedule 13E-3 as previously amended. This Amendment No. 2 is filed pursuant to Rule 13e-3(d)(3) promulgated under the Exchange Act to report the completion of the reverse stock split and forward stock split on December 10, 2007.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2007                      ORION HEALTHCORP., INC.

                                    By:      /s/  Terrence L. Bauer
                                       -----------------------------------------
                                             Terrence L. Bauer
                                             President, Chief Executive Officer
                                             and Director


                                             BRANTLEY PARTNERS IV, L.P.

                                             By: BRANTLEY MANAGEMENT IV, L.P.,
                                                 its General Partner

                                    By:      /s/  Paul H. Cascio
                                       -----------------------------------------
                                             Paul H. Cascio
                                             General Partner


                                             BRANTLEY VENTURE PARTNERS III, L.P.

                                             By: BRANTLEY VENTURE MANAGEMENT
                                                 III, L.P., its General Partner

                                    By:      /s/  Paul H. Cascio
                                       -----------------------------------------
                                             Paul H. Cascio
                                             General Partner


                                             BRANTLEY EQUITY PARTNERS, L.P.

                                             By: BRANTLEY MANAGEMENT V, LLC, its
                                                 General Partner

                                    By:      /s/  Paul H. Cascio
                                       -----------------------------------------
                                             Paul H. Cascio
                                             Member


                                             BRANTLEY MANAGEMENT IV, L.P.

                                             By:  PINKAS FAMILY PARTNERS, L.P.,
                                                  its General Partner

                                    By:      /s/  Robert P. Pinkas
                                       -----------------------------------------
                                             Robert P. Pinkas
                                             General Partner

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                                             BRANTLEY VENTURE MANAGEMENT III,
                                             L.P.

                                             By:  PINKAS FAMILY PARTNERS, L.P.,
                                                  its General Partner

                                    By:      /s/  Robert P. Pinkas
                                       -----------------------------------------
                                             Robert P. Pinkas
                                             General Partner


                                             BRANTLEY MANAGEMENT V, LLC

                                             By:  PINKAS FAMILY PARTNERS, L.P.,
                                                  its General Partner

                                    By:      /s/  Robert P. Pinkas
                                       -----------------------------------------
                                             Robert P. Pinkas
                                             General Partner


                                              PHOENIX LIFE INSURANCE COMPANY

                                    By:       /s/  John H. Beers
                                        ----------------------------------------
                                              John H. Beers
                                              Vice President and Counsel


                                              PINKAS FAMILY PARTNERS, L.P.

                                    By:      /s/  Robert P. Pinkas
                                       -----------------------------------------
                                             Robert P. Pinkas
                                             General Partner


                                             /s/  Terrence L. Bauer
                                    --------------------------------------------
                                             Terence L. Bauer


                                             /s/  Robert P. Pinkas
                                    --------------------------------------------
                                             Robert P. Pinkas

                                             /s/  Paul H. Cascio
                                    --------------------------------------------
                                             Paul H. Cascio

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